Act: 1934
Section:
Rule: 12H-3
Public Availability: 3/10/2006

No Act DC

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IVAX Corporation
Incoming letter dated March 10, 2006

Based on the facts presented, the Division will not object if IVAX Corporation does not file its annual report on Form 10-K for the fiscal year ended December 31, 2005. In reaching this position, we note that IVAX already has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8. We assume that, consistent with the representations made in your letter, IVAX will file certifications on Form 15 making appropriate claims pursuant to Rule 12h-3 under the Securities Exchange Act of 1934 prior to the due date of its Form 10-K for the fiscal year ended December 31, 2005.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

06027883

772197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2006

Mail Stop 3010

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Re: IVAX Corp

Dear Mr. Hochman:

In regard to your letter of March 10, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EMAIL AND BY HAND

March 10, 2006 **Rule 12h-3 under the Securities Exchange Act of 1934**

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Robert Plesnarski, Deputy Chief Counsel

Re: Teva Pharmaceutical Industries Limited (Commission File No. 0-16174)
Ivax Corporation (Commission File No. 1-09623)

Ladies and Gentlemen:

We are writing on behalf of Teva Pharmaceutical Industries Limited ("Teva") and IVAX Corporation ("Ivax"), in connection with Ivax's reporting obligations under Sections 13(a) and 15(d) under the Securities Exchange Act of 1934 (the "Exchange Act") and the related rules and regulations of the Securities and Exchange Commission (the "Commission"). Specifically, we are requesting that the Staff of the Commission advise us that it will not recommend enforcement action to the Commission if, under the circumstances described below, Ivax does not file an Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K").

A. Background

1. The Parties and Outstanding Ivax Securities

Teva is an Israeli corporation whose ordinary shares trade on the Tel Aviv Stock Exchange and ADRs trade on the Nasdaq National Market. Its equity market capitalization as of December 31, 2005 was approximately $28.2 billion. Teva is a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), yet it voluntarily files quarterly reports (under cover of Form 6-K) containing unaudited financial statements, an analysis of its quarterly results and other information, similar to what is contained in a Quarterly Report on Form 10-Q for a U.S. issuer.

Ivax is a Florida corporation whose shares of common stock (together with the related common stock purchase rights) previously traded on the American Stock Exchange ("AMEX"). In addition, it has the following convertible notes outstanding:

- *1.5% Convertible Senior Notes due 2024 (the "1.5% 2024 Notes").* Ivax issued 1.5% convertible senior notes due 2024 (the "Old 2024 Notes") in March 2004 in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933 (the

"Securities Act") and then resold to qualified institutional investors in an offering exempt from registration under Rule 144A under the Securities Act. As required by the registration rights agreement entered into at the time of the offering, Ivax filed a resale registration statement for these notes, which was declared effective by the Commission on August 20, 2004. These Old 2024 Notes were exchanged for the new 1.5% 2024 Notes in February 2005, which were registered by Ivax under a resale registration statement declared effective by the Commission on August 12, 2005.[1] Although an aggregate of $399 million principal amount of the 1.5% 2024 Notes were initially issued (although only $193 million of these notes were registered in 2005), as a result of the exercise of conversion rights by the holders, only approximately $300,000 principal amount of these notes currently remain outstanding. We have been advised by the trustee for these notes that at no time were the notes held by 300 or more holders of record, and that the notes are currently held by 1-2 record holders.

- *1.875% Convertible Senior Notes due 2024 (the "1.875% 2024 Notes").* These notes were initially issued in December 2004 in a private placement exempt from registration under Section 4(2) of the Securities Act and then resold to qualified institutional investors in an offering exempt from registration under Rule 144A under the Securities Act. As required by the registration rights agreement entered into at the time of the offering, Ivax filed a resale registration statement for these notes, which was declared effective by the Commission on March 7, 2005. Although an aggregate of $333 million principal amount of these notes were initially issued, as a result of the exercise of conversion rights by the holders, only approximately $6,000 principal amount of these notes currently remain outstanding. We have been advised by the trustee for these notes that at no time were the notes held by 300 or more holders of record, and that the notes are currently held by a single record holder.

- *4.5% Convertible Senior Subordinated Notes due 2008 (the "2008 Notes").* These notes were initially issued in May 2001 in a private placement exempt from registration under Section 4(2) of the Securities Act and then resold to qualified institutional investors in an offering exempt from registration under Rule 144A under the Securities Act. As required by the registration rights agreement entered into at the time of the offering, Ivax filed a resale registration statement for these notes, which was declared effective by the Commission on October 30, 2001. Under the registration rights agreement, Ivax was permitted to terminate the registration statement in May 2003 (two years after the initial issuance of the notes). Although a post-effective amendment to the registration statement withdrawing from registration all securities remaining unsold was filed in December 2005, non-affiliated holders of these securities were permitted to sell under Rule 144(k)

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1 $1 million principal amount of the Old 2024 Notes were not submitted in the exchange. These notes were subsequently converted into Ivax common stock and are no longer outstanding.

under the Securities Act (assuming the other conditions to Rule 144(k) were met) commencing in May 2003 in lieu of selling under the registration statement. Accordingly, all $16,850,000 of sales of these notes during 2005 were pursuant to Rule 144(k); there were ***no*** sales under this registration statement during 2005 and, as a result of the above-mentioned post-effective amendment filed in December 2005, during 2006. Although an aggregate of $725 million principal amount of these notes were initially issued, approximately $231.1 million principal amount of these notes currently remain outstanding, primarily as a result of repurchases by Ivax during 2001- 2004 as well as more recent exercises of conversion and repurchase rights by the holders. We have been advised by the trustee for these notes that at no time were the notes held by 300 or more holders of record, and that the notes are currently held by approximately 60 record holders.

In addition, Ivax had outstanding during 2005 and early 2006 its 1.5% Convertible Senior Notes due 2025 (the "2025 Notes"). These notes were initially issued in May 2005 in a private placement exempt from registration under Section 4(2) of the Securities Act and then resold to qualified institutional investors in an offering exempt from registration under Rule 144A under the Securities Act. As required by the registration rights agreement entered into at the time of the offering, Ivax filed a resale registration statement for these notes, which was declared effective by the Commission on August 12, 2005. Although an aggregate of $350 million principal amount of these notes were initially issued, the notes were fully converted such that none of the notes remain outstanding. We understand that at no time were these notes held by 300 or more holders of record.[2]

None of the convertible notes were ever listed on AMEX or another exchange.

Because the 2025 Notes, 1.5% 2024 Notes, 1.875% 2024 Notes and the 2008 Notes were issued at different times and have different maturity dates, different conversion rates, generally different interest rates and other terms, each is a separate class of securities for purposes of Rule 12h-3 of the Exchange Act. However, even if they were viewed as a single class, on December 31, 2005 and subsequently, there still would be far fewer than the 300 holders of record, the threshold under Rule 12h-3.

2. The Merger

On July 25, 2005, Teva, Ivax and two wholly owned subsidiaries of Teva, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement"). On January 26, 2006, in accordance with the Merger

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[2] Ivax previously had outstanding its 5.5% Convertible Senior Subordinated Notes due 2007, whose resale was registered under Registration Statement No. 333-43176. These securities were redeemed in full in May 2004.

Agreement, Ivory Acquisition Sub, Inc. merged with and into Ivax, with Ivax the surviving corporation in such merger as a wholly owned subsidiary of Teva. Immediately thereafter, Ivax merged with and into Ivory Acquisition Sub II, Inc., with Ivory Acquisition Sub II, Inc. the surviving corporation in such subsequent merger and renamed "IVAX Corporation" (such mergers, together, the "Merger"). For purposes of this letter, "Ivax" refers to IVAX Corporation before the Merger and to Ivory Acquisition Sub II, Inc. (renamed IVAX Corporation), as successor to the pre-Merger IVAX Corporation, following the Merger.

As a result of the Merger, each previously outstanding share of Ivax common stock (together with the related common stock purchase rights) was cancelled and instead represents the right to receive, at the election of the Ivax shareholders made at least two business days prior to the closing of the Merger, either $26.00 in cash, without interest, or 0.8471 Teva ADRs, subject to pro-ration in accordance with the Merger Agreement. In addition, upon the closing of the Merger, each outstanding option to purchase Ivax common stock under Ivax's outstanding employee equity plans was converted into an option to purchase Teva ADRs, based on the 0.8471 exchange rate described above.

As a result of the Merger and the terms of the applicable indentures, the $306,000 aggregate principal amount of Ivax convertible notes remaining outstanding (other than the 2008 Notes) became convertible ***solely*** into cash. The remaining 2008 Notes, however, became convertible into 50% cash, 50% Teva ADRs. In addition, in connection with the closing of the Merger, on January 26, 2006 Teva, Ivax, Ivory Acquisition Sub II, Inc. and the trustee entered into supplemental indentures with respect to all these remaining Ivax convertible notes, including the 2008 Notes. Under these supplemental indentures, (1) Ivory Acquisition Sub II, Inc., as successor to pre-Merger Ivax, assumed all of the obligations of Ivax under the applicable indentures and notes and (2) Teva fully and unconditionally guaranteed all of these remaining notes. Under the terms of the indentures for these notes, the holders of the notes, in their capacity as such, did not have any right to vote or otherwise approve the Merger, the Teva guarantees or the execution of the supplemental indentures, including the assumption of the obligations thereunder by Ivory Acquisition Sub II, Inc. No commission or other remuneration was paid, or will be paid, to holders of the notes in connection with the execution of the supplemental indentures, the guarantees or the conversion of the 2008 Notes into Teva ADRs. Accordingly, there was no "sale" of securities within the meaning of Section 2(a)(3) of the Securities Act, and therefore no requirement to register under the Securities Act any offering, sale or delivery of securities, in connection with such execution of supplemental indentures and such Teva guarantees.[3] *See e.g.*, El Paso Natural Gas Co. (publicly available May 21, 1998), Nabors Industries, Inc. (publicly available April 29, 2002) and Shire Pharmaceuticals Group Plc (publicly available November 17, 2005). Similarly, the potential issuance of Teva ADRs upon conversion of the 2008 Notes will be exempt from registration under Section 3(a)(9) of the

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3 We are not requesting "no-action" relief from the Staff on this point.

Securities Act.[3] *See e.g.*, AOL Time Warner (publicly available November 15, 2000) and Nabors Industries, Inc. (publicly available April 29, 2002).

Teva will include in its Annual Report on Form 20-F for the year ended December 31, 2005 audited financial statements for Ivax containing consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005 and consolidated balance sheets at December 31, 2004 and 2005. Such 2005 Form 20-F will also include the consent of Ivax's independent registered public accounting firm to the incorporation by reference into Teva's outstanding registration statements filed under the Securities Act of such firm's report on such Ivax financial statements. Teva has already filed on a Form 6-K (incorporated by reference into its outstanding registration statements filed under the Securities Act) (i) audited financial statements for Ivax containing consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004 and consolidated balance sheets at December 31, 2003 and 2004, and (ii) unaudited financial statements for Ivax containing consolidated statements of income for each of the three and nine months ended September 30, 2005 and 2004, consolidated statements of cash flows for each of the nine months ended September 30, 2005 and 2004 and a consolidated balance sheet at September 30, 2005.

3. Outstanding Registered Securities and Registration Statements

As of the effective time of the Merger, (i) the Ivax common stock and associated rights were registered pursuant to Section 12(b) of the Exchange Act, (ii) Ivax had on file with the Commission various registration statements on Form S-8 relating to employee benefit plans, (iii) Ivax had on file with the Commission various registration statements on Form S-3 relating to the Ivax convertible notes (and Ivax common stock and associated rights into which they are convertible into) and (iv) Ivax had on file with the Commission various other registration statements on Form S-3 and S-4, under which there were no sales during 2005 or 2006. The following discussion further describes these securities and registration statements and identifies actions that were taken following consummation of the Merger with respect to such securities and registration statements.

Ivax Common Stock and Associated Rights. As described above, upon consummation of the Merger, all outstanding shares of Ivax common stock and associated rights were cancelled and converted into a right to receive cash, Teva ADRs or a combination thereof, and Ivax became a wholly owned subsidiary of Teva. The last day the Ivax common stock and associated rights traded on the AMEX was January 25, 2006, the day prior to the closing of the Merger. Following notice from Ivax that the Merger had become effective, on January 26, 2006 the AMEX filed a Form 25 with the Commission indicating that the Ivax common stock had been suspended from trading on the AMEX and notifying the Commission of its intention to remove the Ivax common stock from listing and registration at the opening of business on February 15, 2005. Following the receipt of the no-action relief request by this letter (but prior to the due date of the 2005 Form 10-K), Ivax will file certifications on Form 15 with the Commission with respect to its common stock and associated rights and outstanding notes. In the Form 15, Ivax will certify that each class of its securities were held by fewer than 300 holders of record and that it is relying on Rule 12h-3(b)(1)(i) to suspend its duty to file reports under the Exchange Act.

Ivax Form S-8s. Ivax has filed numerous registration statements on Form S-8 registering shares of its common stock for issuance under its various options plans. None of these Form S-8 registration statements were filed in 2005. As described above, upon consummation of the Merger, all outstanding options to purchase shares of Ivax common stock were converted into options to purchase Teva ADRs. Following the closing of the Merger, Ivax filed post-effective amendments to such registration statements withdrawing from registration all unissued securities registered thereunder, and Teva filed a new Form S-8 registration statement registering the Teva shares subject to such options as a result of the Merger.

Ivax Convertible Notes. Ivax has on file with the Commission various registration statements on Form S-3 relating to the outstanding Ivax convertible notes (and Ivax common stock and associated rights into which they are convertible into); the registration statements declared effective by the Commission during 2005 are described in more detail in section 4 below. In addition, Ivax had a registration statement on Form S-3 relating to the Old 2024 Notes (and Ivax common stock and associated rights into which they are convertible into) declared effective in August 2004; however, as noted above, these Old 2024 Notes are no longer outstanding. Following the closing of the Merger, Ivax filed post-effective amendments to such registration statements withdrawing from registration all securities registered thereunder that remained unsold. Although Ivax had a registration statement on Form S-3 relating to the 2008 Notes (and Ivax common stock and associated rights into which they are convertible into) declared effective in October 2001, all securities remaining unsold under this registration statement were withdrawn from registration through a post-effective amendment filed in December 2005.

Ivax Form S-4s and Other Form S-3s. In addition to the registration statements described above, Ivax had various outstanding registration statements on Form S-4 and registration statements on Form S-3, the most recent of which was declared effective by the Commission in August 2003. All of these registration statements related solely to Ivax securities, none of which remain outstanding following consummation of the Merger. No securities were sold under these registration statements during 2005, nor were there any amendments or supplements thereto during 2005. Following the closing of the Merger, Ivax filed post-effective amendments to such registration statements withdrawing from registration all securities remaining unsold thereunder.

Because the common stock and associated rights of post-Merger Ivax are now wholly owned by Teva, there is no trading in such securities. We understand that there is no current public market for the 1.5% 2024 Notes and the 1.875% 2024 Notes and that the 2008 Notes trade only on a limited basis through market makers[4] but are not listed on any stock exchange or quoted on any market.

4. Filings with the Commission during 2005 related to Registered Ivax Offerings

During 2005 and 2006, Ivax made various filings with the Commission related to registered offerings, as described below. These filings were in addition to the updating under Section 10(a)(3) of the Securities Act of its previously existing registration statements through the "forward incorporation by reference" of its Annual Report on Form 10-K for the year ended December 31, 2004.

- Tender Offer Statement on Schedule TO related to the exchange of Old 2024 Notes for the 1.5% 2024 Notes, together with amendments thereto;

- Prospectus Supplement providing updated selling security holder information with respect to a registration statement filed with respect to the Old 2024 Notes;

- Registration Statement on Form S-3 relating to the resale of the 1.5% 2024 Notes (and Ivax common stock and associated rights into which they are convertible into), together with amendments and supplements thereto;

- Registration Statement on Form S-3 relating to the resale of the 1.875% 2024 Notes (and Ivax common stock and associated rights into which they are convertible into), together with amendments and supplements thereto; and

- Registration Statement on Form S-3 relating to the resale of the 2025 Notes (and Ivax common stock and associated rights into which they are convertible into), together with amendments and supplements thereto.

As noted above, there are no longer ***any*** Old 2024 Notes or 2025 Notes outstanding, and there is only a *di minimus* amount of 1.5% 2024 Notes and 1.875% 2024 Notes currently outstanding, which are held by a few holders of record.

B. Discussion of Rule 12h-3

Upon the February 15, 2006 effective date of the removal from listing and registration due to the Form 25 filed by the AMEX, Ivax was relieved of its reporting obligations under Section 13(a) of the Exchange Act arising as a result of the listing and registration of the Ivax

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4 Since the closing of the Merger on January 26, 2006, there has been sporadic reported trading of these notes, with no trades at all reported for most days. On the days on which there is reported trading, the number of reported trades have ranged from one (on two days) to nine (on one day).

common stock and associated rights under Section 12(b) of the Exchange Act. Although, upon such effective date of the Form 25, Ivax became subject to reporting obligations under Section 15(d) of the Exchange Act, these obligations will be suspended upon Ivax's filing of its certifications on Form 15, which will be filed after the no-action relief requested by this letter is granted (but prior to the due date of the 2005 Form 10-K). We note that none of these securities were deemed registered under Section 12(g) of the Exchange Act or the rules thereunder upon deregistration pursuant to Section 12(d).[5] Ivax's other securities, the convertible notes, were never required to be registered under either Section 12(b) or (g) of the Exchange Act. Accordingly, whether Ivax is required to file a 2005 Form 10-K hinges on the applicability of Rule 12h-3 under the Exchange Act to suspend Ivax's reporting obligations under Section 15(d) of the Exchange Act to file its 2005 Form 10-K.

Rule 12h-3(a) under the Exchange Act provides for the immediate suspension of the duty under Section 15(d) to file reports required by Section 13(a) with respect to securities of an issuer that has filed a certification on Form 15 and has filed all reports required by Section 13(a) in a specified time period preceding the date of filing Form 15. Under Rule 12h-3(b)(1)(i), "any class of securities held of record by less than 300 persons" is eligible for the suspension provided for in Rule 12h-3(a). Additionally, under Rule 12h-3(b)(3), "any class of securities deregistered pursuant to Section 12(d) of the [Exchange] Act" which would not "be deemed registered under Section 12(g) of the [Exchange] Act or rules thereunder" is eligible for the suspension provided for in Rule 12h-3(a). However, the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) is limited by Rule 12h-3(c), which states, in pertinent part, that Rule 12h-3 "shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933, or is required to be updated pursuant to Section 10(a)(3) of the [Exchange] Act."

Ivax would qualify for the suspension of its reporting obligations provided by Rule 12h-3 with respect to its 2005 Form 10-K, but for paragraph (c) of such rule. Ivax has filed all the Section 13(a) reports required by Rule 12h-3(a) (without regard to extensions provided under

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5 See Rule 12g-2, which provides, in pertinent part, that "[a]ny class of securities which would have been required to be registered pursuant to section 12(g)(1) of the [Exchange] Act except for the fact that it was exempt from such registration by section 12(g)(2)(A) because it was listed and registered on a national securities exchange . . . shall upon the termination of the listing and registration of such class . . . be deemed to be registered pursuant to said section 12(g)(1) if at the time of such termination . . . securities of the class are not exempt from such registration pursuant to section 12 or rules thereunder and all securities of such class are held of record by 300 or more persons."

Pursuant to Section 12(g)(2)(A) of the Exchange Act, the Ivax common stock and associated rights were exempt from registration under Section 12(g) of the Exchange Act as long as they were listed and registered on a national securities exchange. They were not deemed to be registered under Section 12(g) upon the termination of such listing and registration because such termination occurred after consummation of the Merger, at which time each class of securities was held of record by fewer than 300 persons.

Rule 12b-25) to qualify for the Rule 12h-3 suspension and will file, following receipt of the no-action relief requested under this letter (but prior to the due date of the 2005 Form 10-K), the appropriate certifications on Form 15 with respect to the common stock, associated rights and convertible notes. In addition, in compliance with paragraph (b)(1)(i) of Rule 12h-3, Ivax has less than 300 record holders of each class of its outstanding securities: as described above, there are no remaining holders of Ivax common stock and associated rights (other than Teva) and there are far fewer than 300 holders of record of the convertible notes. However, as discussed above (in Part A.4), during its previous fiscal year (2005) Ivax filed three registration statements related to the convertible notes and was deemed to have updated, under Section 10(a)(3) of the Securities Act, its previously existing registration statements through the filing of its Annual Report on Form 10-K for the year ended December 31, 2004. Thus, Rule 12h-3(c), if strictly applied, would not be available to permit Ivax to suspend its duty, under Section 15(d) of the Exchange Act, to file its 2005 Form 10-K.

The Staff has often taken the position that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons and can lead to an undue burden on the registrant. See, for example, Kerr-McGee (Nevada) LLC (publicly available August 9, 2004) ("Kerr-McGee"). The Commission has stated that "the purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Securities Exchange Act Release No 20263 (October 5, 1983). However, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." *Id.* Recognizing this policy, in many instances the Staff has taken a no action position on the suspension of filing Exchange Act reports where there would remain just a few or no securityholders to benefit from the disclosure to be provided by such reports, even though, as a technical matter, Rule 12h-3 would require continued filings. See e.g., Kerr-McGee; Technicon Instruments Corp. (publicly available November 2, 1989).

- *S-8 Registration Statements.* With regard to Ivax's registration statements on Form S-8, even though such registration statements were deemed to be updated in 2005 under Section 10(a)(3) of the Securities Act through the filing of Ivax's Annual Report on Form 10-K for the year ended December 31, 2004, the Staff has indicated on numerous occasions that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3), where the securities covered by the registration statements would no longer be outstanding. See, e.g., Unocal Corporation (publicly available October 21, 2005) ("Unocal"); Galey & Lord, Inc. (publicly available May 10, 2004); Friedman, Billings, Ramsey Group Inc. (publicly available March 25, 2003); Medialive International, Inc. (publicly available August 13, 2003); NYNEX Corp. (publicly available July 2, 1997).

- *Other Registration Statements relating to Ivax Common Stock and Associated Rights; Registration Statement relating to the 2025 Notes.* Similarly, with regard to Ivax's other registration statements related to its common stock and associated rights, even though such registration statements were filed or updated in 2005, the Staff has frequently permitted newly acquired companies to rely on Rule 12h-3 to suspend reporting (even though Rule 12h-3(c) would appear to technically apply) in situations, such as that described in this letter, where all the common stock of the target will be converted into securities of the acquirer and would no longer be outstanding following consummation of the transaction. The same would apply to Ivax's 2025 Notes, none of which are currently outstanding, even though a registration statement was filed during 2005. See, e.g., Unocal; PayPal, Inc. (publicly available November 13, 2002); Westfield America, Inc. (publicly available January 29, 2002); Reynolds Metals Company (publicly available August 3, 2000); Kerr-McGee; BizMart, Inc. (publicly available July 23, 1991); Colorado Springs Citizens' Cable (publicly available April 5, 1989).

With respect to the registration statements relating to outstanding convertible notes, we respectfully submit that, under the circumstances described in this letter, Rule 12h-3(c) should not be applied to deny Ivax the relief otherwise provided in Rule 12h-3 with respect to its 2005 Form 10-K. Of the $733 million initial aggregate principal amount of 1.5% 2024 Notes and 1.875% 2024 Notes initially issued, only an aggregate of $306,000 remains outstanding, a *di minimus* amount which is held by only a handful of record holders.

The Staff has granted relief under Rule 12h-3 notwithstanding the provisions of 12h-3(c) where there remains outstanding only a small or *de minimus* amount of securities held by a handful of holders. The 3333 Holding Corporation no-action letter (publicly available March 17, 2004) involved a series of transactions whereby two reporting companies merged with subsidiaries of a third reporting company. The Staff granted relief under Rule 12h-3 and allowed the acquired companies to forego filing their 2004 Annual Report on Form 10-K despite the fact that both had filed registration statements on Form S-8 that became effective in 2004. The Staff granted this relief even though, following the transactions, third parties[6] indirectly held .049% of the partnership interests of one of the acquired companies. We believe that the *de minimus* interests in the 3333 Holding Corporation situation are comparable to those with respect to the 1.5% 2024 Notes and 1.875% 2024 Notes.

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6 Another subsidiary of the acquirer (Nomas Corp.) directly owned the remaining interests of this acquired company not directly owned by the acquirer. However, Nomas itself had approximately 59 record holders and 287 beneficial holders who were unrelated to the acquirer. These third party holders owned collectively .275% of Nomas.

Although a larger amount of Ivax's 2008 Notes remain outstanding, there was no registration statement filed with respect to these notes during 2005 (other than the deemed updating under Section 10(a)(3) of the Securities Act), and a post-effective amendment to the registration statement withdrawing from registration all securities remaining unsold was filed prior to the end of 2005. As noted above, under Rule 144(k) unaffiliated holders of these 2008 Notes were permitted to resell these securities without registration commencing in May 2003 (subject to compliance with the other conditions to Rule 144(k)) and in fact there were ***no*** sales under this registration statement during 2005. In addition, as stated above, even these 2008 Notes are held by only approximately 60 record holders.

We believe that the situation with respect to the 2008 Notes is comparable to that in the NYNEX no-action letter (publicly available July 2, 1997). In NYNEX, the Staff granted no action relief under Rule 12h-3 and allowed NYNEX Corporation, as part of its merger with Bell Atlantic Corporation, to forgo its Exchange Act reporting requirements despite the fact that its registration statements were updated in the previous fiscal year (through the filing of its Form 10-K for that year). As part of the merger, NYNEX stock was converted into Bell Atlantic stock, but NYNEX debentures and medium-term notes remained outstanding. The no-action letter does not specify the exact amount of each debt security that remained outstanding after the merger, except that in each case there were less than 300 holders. The key fact in both NYNEX and our situation (with respect to the 2008 Notes) is that, even though a more than *de minimus* amount of the notes remained outstanding following consummation of the transaction, there was no new registration statement filed or declared effective during the relevant year and there were no sales under the registration statements, with respect to such securities, during the year. In our situation, there are far fewer than 300 record holders.

In the present situation, the burdens imposed on Ivax by the technical application of Rule 12h-3 greatly outweigh the benefits provided to the investing public. Ivax's remaining convertible notes are held by significantly fewer than 300 record holders. The holders of these remaining notes benefit from the Teva guarantee and therefore look to the credit of Teva as a whole, rather than just Ivax. Holders will also be provided with audited 2005 financial statements for Ivax, as described above. The preparation of a separate 2005 Form 10-K for Ivax, in our view, will provide investors with little incremental information that is important to them, while imposing a substantial financial burden on Ivax and entail a significant portion of management's time. In light of Teva's continued reporting obligations under the Exchange Act, we believe that adequate information will be available to the public regarding Ivax and the aforementioned purpose of Section 15(d) would be satisfied without Ivax filing a separate 2005 Form 10-K. As such, we respectfully submit that "no-action" relief is appropriate with respect to Ivax's duty under Section 15(d) to file its 2005 Form 10-K, notwithstanding the provisions of Rule 12h-3(c).

C. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Ivax does not file its 2005 Form 10-K.

Due to the expense, time and effort involved in the preparation and filing of periodic reports under the Exchange Act, we ask that our request be given expedited consideration. If the Staff disagrees with any of the views expressed in this request, we would appreciate an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter via email. In addition, we are delivering seven copies by hand. Please direct any comments or questions you may have to me at (212) 728-8592 or to Peter Jakes at (212) 728-8230.

Very truly yours,

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP